

Tony Cheung · 3rd

Consultant

New York, New York, United States · **Contact info**

296 connections

Safar Partners

Rensselaer Polytechnic Institute

Experience

Manger of Systems and Operations
Safar Partners
Jan 2019 – Present · 3 yrs 1 mo
New York, United States

Tech Consultant/Project Manager
HotelsByDay
Oct 2014 – Present · 7 yrs 4 mos
Greater New York City Area

Manager of Trading and Operations
Sauma Capital LLC
Dec 2013 – Present · 8 yrs 2 mos

Consultant
Flexstone Partners
Mar 2013 – Jun 2020 · 7 yrs 4 mos
New York, NY

Trade Analyst
Caspian Capital Management
Mar 2005 – Mar 2013 · 8 yrs 1 mo
New York, NY

Responsible for reconciliation on daily trading, P&L and net asset valuations across all portfolios and funds. Performed monthly mark-to-market pricing procedures and analysis of floating-rate CMOs and analyzed fund NAVs to determine accurate accounting and valuation procedures were followed. Cash management for all funds and foreign exchange h ...see more

Education

Rensselaer Polytechnic Institute
BS, Information Technology with a Concentration in Finance - Minor in Psychology

Licenses & certifications

Intro to Python for Data Science
DataCamp
Credential ID 468ddfd4e954d876d62a8b7bb23cb29a28c0ce7b

See credential